CANARC RESOURCE CORP.

First Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three Months ended March 31, 2018

CANARC RESOURCE CORP.

(the “Company”)

First Quarter Report

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018, audited consolidated statement of financial position as at December 31, 2017 and 2016 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and a summary of significant accounting policies and other explanatory information, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of May 9, 2018 unless otherwise indicated.

1.1	Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

1.2	Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia) and Fondaway Canyon property (Nevada).

Purchase Agreement with American Innovative Minerals, LLC

On February 28 2017, the Company entered into a purchase letter agreement (the “Letter Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs. Upon execution of the Letter Agreement, the Company deposited $200,000 “in trust” towards the purchase price. On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) which replaced and superseded the Letter Agreement, and the Company paid the remaining balance of $1.8 million in cash, whereby the Company acquired all interests in AIM from the AIM Securityholders.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement and a balance of $390,000 remains payable as at March 31, 2018. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following:

•	Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping en-echelon quartz-sulphide shears outcropping at surface and extending laterally over 1200 m, with drill-proven depth extensions to > 400m. Additional exploration targets include near-surface oxide gold along favourable structural and host rock targets and deeper extensions of the sulphide zones.

•	Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. It has evidence of some historic mining but no records of production are available.

•	Clear Trunk property is located in Pershing and Humboldt Counties, Nevada on 4500 acres of fee mineral and unpatented claims in the Sonoma Range, south of Winnemucca. Identified exploration target include breccia pipes and quartz stockwork with untested gold anomalies and untested soil gold anomaly overlying intrusive host rock.

•	Bull Run property is located in Elko County, Nevada on two large patented claim groups of 500 acres near Jerritt Canyon.

•	Hot Springs Point property is located in Eureka County, Nevada on 160 acres of fee land on north end of the prolific Cortez Trend. Klondex Mining claims surround the project on three sides.

•	Jarbidge property is located in Elko County, Nevada on 8 patented claims along the east end of major gold veins in the Jarbidge mining district.

Canarc Resource Corp.	Page 2

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

•	Lightning Tree property is located in Lemhi County, Idaho on 11 unpatented claims near the Musgrove gold deposit.

•	Silver King property is located in Humboldt County, Nevada on 4 patented claims near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

•	A&T property is located in Humboldt Co., Nevada on 2 patented claims on Winnemucca Mountain. The property contains two veins and a quartz breccia in altered shale adjacent to intrusive dikes.

•	Eimis property is located in Elko County, Nevada on one 20 acre patented claim adjacent to a new Coleman Canyon gold discovery by Arnevut Resources. Gold anomalies extend onto Eimis property.

•	Silver Peak property is located in Esmeralda County, Nevada on 2 patented (40 acre) mining claims. The property is surrounded by claim blocks held by Scorpio Gold Corporation at the Mineral Ridge mine.

In April 2017, the Company commissioned Techbase International, Ltd (“Techbase”) of Reno, Nevada to complete a technical Report for the Fondaway Canyon Project. The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (QPs), as defined by NI 43-101. The resource estimate included in the technical report is shown in the table below:

Resource Category	Tonnes[1] (t)	Grade (g/t) Au	Ounces[2] (oz) Au	Type
Indicated	2,050,000	6.18	409,000	UG/Sulfide
Inferred	3,200,000	6.40	660,000	UG/Sulfide
[1] Resource based on cut-off of 1.8m horizontal width >= 3.43 g/t [2] Rounding differences may occur

1.	CIM Definition Standards were followed for reporting the Mineral Resource estimates.
2.	Mineral Resources are reported on a dry, in-situ basis. A bulk density of 2.56 tonnes/m3 was applied for volume to tonnes conversion.
3.	The reporting cutoff grade of 3.43 g/t was based on capital and operating costs for a similar project, the three-year trailing average Au price of $US 1,225/ oz Au , a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins.

4.       Mineral Resources are estimated from surface to approximately 400 m depth.

5.       The quantity and grade of Inferred Resources in this estimate are uncertain in nature, there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. Environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues could materially affect the mineral resource estimate.

The Fondaway Canyon mineralization is contained in a series of 12 steeply dipping, en-echelon quartz-sulfide vein-shear zones outcropping at surface and extending laterally over 1200 m and vertically to depths of > 400m. The Paperweight, Half-moon and Colorado zones host the bulk of the resources, with the remainder in parallel veins or splays of the major vein-shears. A total of 591 historic drill holes were validated for resource estimation, with coordinate information and down hole assays. These included 8411 m of core drilling in 49 holes and 40,675 m of RC drilling in 551 holes. Drill core was inspected at the Fallon, NV storage facility and assay certificates were viewed to verify gold intercept grades used in the estimate. Check assays were run systematically on approximately 5% of the total assays, including 23% of assays greater than 3.43 g/t. Duplicate assays were run on slightly less than 1% of the total assays, including 14% of assays greater than 3.43 g/t. Consistency was good for the check assays and duplicates, with correlations greater than 98% in each case. A mineral resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. The polygons were truncated at faults that were interpreted to limit the extent of the mineralization. The mineral resources are reported at a cut-off of 3.43 g/t, over a minimum horizontal width of 1.8m, based on projects of similar size, a gold price of $US 1,225 per oz, a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins. A processing method has not yet been selected. Metallurgical testing showed that acceptable recoveries could be obtained from the sulfide material by using an oxidizing pre-treatment, followed by CIL leaching, with recoveries up to 86 to 95%. Further metallurgical testing and design work will be needed in order to design the most cost-effective method. No capping or cutting of grades was applied. The assayed grades were found to be very consistent when compared to check assays and duplicates, as well as between twinned holes. The consistency in assay results was interpreted as being due to the very fine-grained nature of the gold mineralization (1 to 10 µm). This consistency provided confidence that the higher-grade assays were reasonable.

Canarc Resource Corp.	Page 3

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

A 30-hole drill program, estimated to cost $2.0 million, has been recommended by Techbase to explore the identified targets as well upgrade more of the resources into the indicated category.

In the second quarter of 2017, the Company completed 92 surface rock chip sampling and mapping program which returned several high grade gold values.

In the fourth quarter of 2017, the Company completed an initial 7-hole, 2500-meter core-drilling program at the Fondaway Canyon project. All seven holes intersected gold mineralization with the following highlights from the drill results:

•	65.4 meters (m) grading 2.83 grams per tonne (gpt) Au (including 10.20 gpt Au over 1.4 m, 7.69 gpt Au over 9.8 m and 7.70 gpt Au over 3.7 m) in hole FC17-3
•	62.9 m grading 1.77 gpt Au (including 4.39 gpt Au over 3.5 m, 4.48 gpt Au over 3.2 m and 6.15 gpt Au over 3.0 m) in hole FC17-2
•	30.1 m grading 1.45 gpt Au and 6.1 m grading 3.74 gpt Au (including 0.6 m grading 14.20 gpt Au) in hole FC17-1
•	24.4 meters (m) grading 1.80 grams per tonne (gpt) Au including 6.35 gpt Au over 0.9 m, 5.58 gpt Au over 1.6 m and 6.96 gpt Au over 1.3 m in hole FC17-4
•	12.8 m grading 3.48 gpt Au including 5.97 gpt Au over 6.1 m (contains 13.50 gpt Au over 0.6 m) in hole FC17-5
•	8.3 m grading 2.83 gpt Au including 5.91 gpt Au over 3.7 m in hole FC17-4
•	5.2 m grading 2.06 gpt Au including 5.99 gpt Au over 1.2 m in hole FC17-7
•	4.0 m grading 4.19 gpt Au including 13.40 gpt Au over 0.9m in hole FC17-5

The 2017 drilling results, integrated with historical drilling, indicate the project has bulk-mineable, open-pit potential, as opposed to the underground mining of narrow high-grade zones that was the focus of previous project owners.

Plans for 2018 for the Nevada projects include:

•         Update the Fondaway Canyon resource model with the new drill results and assess targets to expand the open pit, bulk tonnage potential of the project,

•         Develop a Phase 2 exploration plan at Fondaway Canyon for near term production potential, and

•         Evaluate the nine other Nevada projects and prioritize the projects for further work and possible sale or joint venture.

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information from the drilling program for the Fondaway project. Dr. Margolis is engaged as a consultant to the Company as Vice-President (Exploration).

Canarc Resource Corp.	Page 4

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

FG Gold property (British Columbia, Canada)

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG gold property in two stages.

In the first stage, the Company can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company failed to satisfy the consideration necessary to exercise the second stage, then a joint venture will be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

In 2017, the Company terminated the option agreement with Eureka and wrote off the FG Gold project.

The FG Gold project is located in the historic Cariboo Gold Camp within the Quesnel Trough area of central British Columbia. Mineralization occurs as quartz veins and stringer zones containing coarse free gold and finer grained iron sulphides bearing gold in a broad shear zone conformable to bedding within deformed and metamorphosed Paleozoic sedimentary rocks. The property consisted of 33 contiguous mineral claims totalling 10,400 hectares.

New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

The Company continues with its efforts to seek a joint venture partner to advance the New Polaris project through permitting and feasibility.

Canarc Resource Corp.	Page 5

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

In 2007, the Company retained Moose Mountain Technical Services (“Moose Mountain”) and Giroux Consultants Limited to update resource estimates for the New Polaris gold project. Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Resource Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge. The New Polaris Resource Report is available at www.sedar.com.

Based upon the New Polaris Resource Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt). Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

Canarc Resource Corp.	Page 6

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

* ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists. The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals. For this study, the classification for each resource block was a function of the semivariogram range. In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred. A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database. On this basis, a total of 10 gold assays were capped at 63 g/t.

In April 2011, the Company completed an updated NI 43-101 preliminary economic assessment report by Moose Mountain for the New Polaris gold project (the “New Polaris Preliminary Economic Report”). The New Polaris Preliminary Economic Report is available at www.sedar.com.

The preliminary economic assessment is based upon building and operating a 600 tonne per day gold mine, averaging 72,000 ounces gold per year. The parameters in the base case economic model includes a gold price of US$1,200 per oz, CAD$/US$ foreign exchange rate of 1.00, cash costs of US$481 per oz, and a cut-off grade 7 grams per tonne. The New Polaris Preliminary Economic Report for the New Polaris project results in an after-tax net present value of CAD$129.8 million using a discount rate of 5%, an after-tax internal rate of return of 31.4%, and a pay-back period of 2.5 years. Given its conceptual nature, there is no certainty that the preliminary economic assessment will be realized.

The base case mine model in the New Polaris Preliminary Economic Report is summarized below (stated in Canadian dollars):

Scheduled Resources	1,056,000 tonnes measured and indicated grading 11.7 gpt Au (after dilution) and 1,132,000 tonnes inferred grading 10.8 gpt Au (after dilution) and a 7 gpt cutoff
Production Rate	600 tonnes per day
Grade	11.3 grams per tonne (diluted 13%)
Recoveries	91% gold into concentrate
Average Output	72,000 oz gold per year
Mine life	10 years

The base case financial parameters are (in Canadian dollars):
Gold Price	US$ 1200 per oz
Exchange Rate	US$ 1.00 = CA$ 1.00
Capital Cost	$101.1 million
Cash Cost	US$ 481 per oz (excluding offsites)

	Pre-Tax	After-Tax
Cash Flow (LoM)	$280.8 million	$188.1 million
Net Present Value (NPV)
NPV (5%)	$197.2 million	$129.8 million
NPV (8%)	$160.0 million	$103.7 million
NPV (10%)	$139.3 million	$ 89.0 million

	Pre-Tax	After Tax
Internal Rate of Return	38.1%	31.4%
Payback Period	2.41 years	2.51 years

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

The net present values are life of mine net cash flows shown at various discount rates. The internal rates of return assume 100% equity financing. Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	Cash Flow	NPV @ 5%	NPV @ 8%
	CAD$ (000)s	CAD$ (000)s	CAD$ (000)s

Gold US$1,000/oz -17%	$104,287	$63,920	$45,788
Gold US$1,100/oz -8%	$146,197	$96,981	$74,907
Base Case US$1,200/oz	$188,107	$129,819	$103,707
Gold US$1,300/oz +8%	$230,017	$162,657	$132,507
Gold US$1,400/oz +17%	$271,927	$195,347	$161,090

Grade -10%	$137,815	$90,403	$69,132
Grade -5%	$162,961	$110,116	$86,427
Base Case Grade 11.25 gpt	$188,107	$129,819	$103,707
Grade +5%	$213,253	$149,522	$120,987
Grade +10%	$238,399	$169,225	$138,267

Capital Cost -10%	$193,775	$135,816	$109,850
Capital Cost -5%	$190,941	$132,817	$106,778
Base Case $101M Capital	$188,107	$129,819	$103,707
Capital Cost +5%	$185,273	$126,821	$100,635
Capital Cost +10%	$182,440	$123,822	$97,564

Operating Cost -10%	$208,383	$145,818	$117,799
Operating Cost -5%	$198,245	$137,819	$110,753
Base Case	$188,107	$129,819	$103,707
Operating Cost +5%	$177,969	$121,819	$96,661
Operating Cost +10%	$167,831	$113,820	$89,614

Exchange rate $0.90 -10%	$238,750	$169,523	$138,540
Exchange rate $0.95 -5%	$212,104	$148,633	$120,213
Base Case $1.00	$188,107	$129,819	$103,707
Exchange rate $1.05 +5%	$166,384	$112,788	$88,765
Exchange rate $1.10 +10%	$146,625	$97,297	$75,174

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold project cannot yet be considered to have proven economic viability. However, the mine plan only takes into account approximately 80 % of the total estimated resources at a 7 gpt cut-off grade.

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Windfall Hills property (British Columbia, Canada)

In April 2013, the Company entered into two property purchase agreements to acquire 100% interests in two adjacent gold properties located in British Columbia. The Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty. The Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

In June 2014, the Company received government permit for the drilling program which was mobilized in July 2014 and was financed by a flow-through financing of CAD$400,000 which closed in July 2014. In 2014, the Company completed 3 holes and 1,149 metres of drilling that intersected an alteration zone anomalous in gold-silver.

In October 2016, the Company completed a geophysical 3D IP-resistivity survey which covered 3.8 sq km, representing about 10% of the property. The survey was at 100 m intervals on 200 m spaced line to a depth of 350 m below surface. The main exploration targets are low sulphidation epithermal, disseminated and stockwork gold-silver deposits with tertiary rhyolite volcanic centers. The IP survey identified four geophysical anomalies which cover an area of coincidental high resistivity and chargeability.

The Company is developing an exploration program for 2018 for the Windfall Hills property to include stream sediment sampling, soil sampling, trenching and geophysics to identify new drilling targets on the property.

Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

Other Matters

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million of its common shares representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases will be at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be returned to treasury and cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share and which were all cancelled in February 2018.

In January 2018, Mr. Jacob Margolis, PhD, was appointed Vice President of Exploration for the Company.

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off in 2014, will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$ 25,000
June 30, 2018	25,000
September 30, 2018	85,000
December 31, 2018	85,000
$ 220,000

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

Years ended December 31,
(in $000s except per share amounts)	2017	2016	2015

Total revenues	$ -	$ -	$ -

(Loss) Income before discontinued operations and extraordinary items:
(i) Total	$ (1,960)	$ 1,965	$ (927)
(ii) Basic per share	$ (0.01)	$ 0.01	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ 0.01	$ (0.01)

Income (loss) from discontinued operations:
(i) Total	$ -	$ 4,826	$ (5)
(ii) Basic per share	$ -	$ 0.02	$ -
(iii) Fully diluted per share	$ -	$ 0.02	$ -

Net (loss) earnings:
(i) Total	$ (1,960)	$ 6,791	$ (932)
(ii) Basic per share	$ (0.01)	$ 0.03	$ (0.01)
(iii) Fully diluted per share	$ (0.01)	$ 0.03	$ (0.01)

Total assets	$ 19,763	$ 19,708	$ 11,941
Total long-term liabilities	$ 106	$ -	$ 117
Dividends per share	$ -	$ -	$ -

1.4	Results of Operations

First Quarter of Fiscal 2018 – Three months ended March 31, 2018 compared with March 31, 2017

The Company incurred a net loss of $89,000 for the three months ended March 31, 2018 which is significantly lower than the net loss of $736,000 from the same period in fiscal 2017, with the latter having commensurately higher operating expenses. Net loss was impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, seeking an appropriate joint venture partner to advance the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment for the Company’s new office facilities which the Company moved into in July 2017. In prior years, the Company used shared office premises.

Corporate development expenses were lower in the current period than in the prior comparative period. Corporate development efforts in the first quarter of fiscal 2017 involve due diligence activities which led to the eventual acquisition of AIM which owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 technical report for resource estimate was completed for the Fondaway Canyon project in April 2017. During the remaining quarters of fiscal 2017, nominal efforts were sustained on corporate development as the Company focused on detailed data review of the Fondaway Canyon project and development of a new structural model for gold mineralization to prepare for a Phase 1 exploration program which included ground magnetic survey, rock chip sampling and permitting, and on the 7 hole diamond drilling program which was mobilized and completed in the fourth quarter. In the first quarter of 2018, corporate development efforts continued at a reduced level which involve site visits and preliminary discussions and technical overview of possible projects of merit which have near term gold mining properties but such discussions did not advance.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

Remuneration for employees was substantially lower in the first quarter of 2018 than in the same quarter in 2017. Employee remuneration directly related to mineral exploration projects and corporate development were allocated to those specific activities rather than to operations, in which in the first quarter of 2017 the Company was active in its due diligence on the Fondaway Canyon project. The Company accomplished unprecedented financial and corporate milestones in fiscal 2016 which resulted in the assessment and payment of bonuses to senior officers and directors for strategic guidance which were not determinable in 2016 as resolved by the Company’s Compensation Committee in the first quarter of 2017 which contributed to significant remunerations in that quarter. In the remaining three quarters of 2017, employee remuneration was lower due to management allocations to the Fondaway Canyon project for the technical report for the resource estimate and for implementation of the Phase 1 drilling program for that project which was completed in December 2017. The slight increase in the fourth quarter relative to the second and third quarters of 2017 was the year end settlement for banked time and unused vacation time due to the added responsibilities by personnel in advancing the Company’s projects during the fiscal year. No bonuses were assessed for fiscal 2017 resulting in lower payouts in employer remuneration in the first quarter of fiscal 2018 during which quarter the Company held in its Compensation Committee meeting.

Unlike other functional expense items, general and administrative expenses were higher in the current quarter relative to the prior comparable quarter. Audit fees were adjusted to account for lower than estimated cost for the 2017 audit. Legal fees were higher due to the settlement with a debtor which owes $220,000 to the Company which debt had been written off in 2014. A portion of legal fees is on a contingency basis as a percentage of cash received from the debtor; in February 2018, the debtor paid the first installment of $25,000. Office and sundry and regulatory are comparable for both quarterly periods. Rent has increased due to the office move and the Company having its own primary office facilities beginning in July 2017.

In the first quarter of fiscal 2017, shareholder communications and marketing programs were initiated to specifically create market awareness of the Company’s acquisition of AIM along with its 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates and one gold property in Idaho, and has two royalty interests on other properties. A NI 43-101 resource estimate was completed for Fondaway Canyon in May 2017. These activities subsided in the remaining quarters relative to the first quarter of 2017 given the stagnancy in the markets, and such reduced efforts continued into the first quarter of 2018 resulting in lower comparable expenses.

Share-based payments were similar for both comparable quarters in which no stock options were granted, and the expense is reflective of the ongoing vesting provisions of outstanding stock options. In June 2017, stock options for 2.25 million common shares which were performance based were fully vested by the Company’s Board of Directors. Also in the same month, the Company granted 3.1 million stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. In September 2017, additional stock options for 500,000 common shares were granted to an employee, with an exercise price of CAD$0.09 and expiry date of September 13, 2017, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. Share-based payments would be higher in those respective quarters of fiscal 2017.

Interest income is earned from the Company’s premium investment savings account which is interest bearing and guaranteed investment certificate. Interest income is lower in the first quarter of fiscal 2018 than in prior quarters of 2017 as the Company’s cash resources is expended on mineral exploration and operating activities, given the Company does not have any sources of revenues or operating cash inflows. As cash resources are expended, interest income will commensurately be lower.

Change in the fair value of marketable securities is attributable to disposition of marketable securities and to the quoted market price changes in investments in shares. Marketable securities are classified as held for trading financial assets with any resulting gains or losses in fair values being recognized in profit or loss. The Company disposed of marketable securities in the second quarter of 2017 and realized gains thereto but had realized losses from dispositions in the third quarter of 2017. The net decreases in the market prices of marketable securities at the end of the third quarter further contributed to the recognition of losses in the fair values of held for trading financial assets, which were slightly offset by gains in the fourth quarter of 2017. Certain of the Company’s shareholdings increased in the first quarter of 2018 but was offset by an impairment of an investment which exceeded such gains, resulting in the recognition of a loss.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

Interest expense was incurred and accrued for the remaining buyout amount of $425,000 which the Company recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments at which time the 3% NSR would be bought out.

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 shall be repaid in full in 2018, which loan had been written off in 2014. The debtor paid $25,000 to the Company in February 2018.

Foreign exchange gain or loss reflects the transactional impact from the foreign exchange fluctuations of the US$ relative to the CAD$, as the Company’s functional currency is the CAD$ whereas its reporting or presentation currency is the US$. Upon the acquisition of AIM in March 2017, foreign exchange was affected by the translation effects of the US$ for the Company’s wholly owned US subsidiaries.

As at March 31, 2018, the Company has mineral property interests which are comprised of the following:

	British Columbia (Canada)				USA
($000s)	New Polaris	Windfall Hills	FG Gold		Fondaway Canyon	Total

Acquisition Costs:

Balance, December 31, 2016	$ 3,858	$ 349	$ 19		$ -	$ 4,226
Acquisition of subsidiary	-	-	-		2,183	2,183
Additions, net of recoveries	6	-	28		44	78
Foreign currency translation adjustment	11	25	1		(54)	(17)
Write off	-	-	(48)		-	(48)
Balance, December 31, 2017	3,875	374	-		2,173	6,422
Additions, net of recoveries	6	-	-		3	9
Foreign currency translation adjustment	(5)	(9)	-		(59)	(73)
Balance, March 31, 2018	$ 3,876	$ 365	$ -		$ 2,117	$ 6,358

Deferred Exploration Expenditures:

Balance, December 31, 2016	$ 5,817	$ 447	$ 6		$ -	$ 6,270
Additions, net of recoveries	27	44	14		1,090	1,175
Foreign currency translation adjustment	587	31	1		-	619
Write off	-	-	(21)		-	(21)
Balance, December 31, 2017	6,431	522	-		1,090	8,043
Additions, net of recoveries	4	-	-		56	60
Foreign currency translation adjustment	(243)	(14)	-		(29)	(286)
Balance, March 31, 2018	$ 6,192	$ 508	$ -		$ 1,117	$ 7,817

Mineral property interests:
Balance, December 31, 2017	$ 10,306	$ 896	$ -	#	$ 3,263	$ 14,465
Balance, March 31, 2018	10,068	873	-	#	3,234	14,175

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

1.5	Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, March 31, 2018. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2018	2017				2016
per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(Loss) income before
discontinued operations and
extraordinary items (1):
(i) Total	$ (89)	$ (259)	$ (496)	$ (469)	$ (736)	$ (612)	$ 1,326	$ 1,541
(ii) Basic per share	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.01	$ 0.01
(iii) Fully diluted
per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.01

Income (loss) from
discontinued operations and
extraordinary items (2):
(i) Total	$ -	$ -	$ -	$ -	$ -	$ 26	$ 1	$ 4,799
(ii) Basic per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.02
(iii) Fully diluted
per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.02

Net (loss) income:
(i) Total	$ (89)	$ (259)	$ (496)	$ (469)	$ (736)	$ (586)	$ 1,327	$ 6,340
(ii) Basic per share	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.01	$ 0.03
(iii) Fully diluted
per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.02

Total assets	$ 19,118	$ 19,763	$ 20,147	$ 19,643	$ 19,145	$ 19,708	$ 20,761	$ 19,463
Total long-term liabilities	$ 143	$ 136	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(1)	The Company recognized gains in marketable securities from the increases in the fair values of shares of Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) on the date of disposition of Endeavour shares and from increases in the fair values which increased from CAD$3.99 per share on the closing date of the Purchase and Sale Agreement with Endeavour (the “Sale Transaction”) to CAD$4.75 per share on December 30, 2016.

(2)	On May 27, 2016, the Company closed the Sale Agreement with Endeavour pursuant to which the Company sold to Endeavour 100% of its shares of Oro Silver Resources Ltd., which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, resulting in the recognition of a net income of $4.8 million from discontinued operations in the Second Quarter of fiscal 2016.

1.6	Liquidity

The Company is in the pre-development stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

The following table contains selected financial information of the Company’s liquidity:

	March 31,	December 31,
($000s)	2018	2017

Cash	$ 3,579	$ 4,304
Working capital	4,690	4,944

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million of its common shares representing approximately up to 5% of its issued and outstanding common shares at that time. The bid commenced on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid was complete. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be returned to treasury and cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share and which were all cancelled in February 2018.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. Funds of CAD$437,000 remain for flow through purposes.

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000, which was previously written off, will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$ 25,000
June 30, 2018	25,000
September 30, 2018	85,000
December 31, 2018	85,000
$ 220,000

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at March 31, 2018. The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7	Capital Resources

At March 31, 2018, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$ -	$ -	$ -	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$ 1,000	$ 2,500	$ 35	150,000

(1)	Advance royalty payments of $390,000 remain payable as at March 31, 2018 with annual payments of $35,000.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at March 31, 2018:

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$ 203	$ 46	$ 141	$ 16	$ -	$ -	$ -	-	$ -	$ -

Advance royalty payments	-	-	-	-	-	390	35	105	105	145

Total	$ 203	$ 46	$ 141	$ 16	$ -	$ 390	$ 35	$ 105	$ 105	$ 145

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.8	Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.9	Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2018 and 2017:

			Net balance receivable (payable)
($000s)	Three months ended March 31,		March 31,	December 31,
	2018	2017	2018	2017

Key management compensation:
Executive salaries and remuneration (1)	$ 140	$ 367	$ -	$ -
Directors fees	7	90	-	(2)
Share-based payments	29	29	-	-
	$ 176	$ 486	$ -	$ (2)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$ 1	$ (8)	$ 1	$ 1

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

(2)	The companies include Aztec Minerals Corp. Endeavour Silver Corp., and AzMet which share a common director.

1.10	First Quarter

Items 1.2, 1.4, 1.5, 1.6 and 1.7 provide further details for the first quarter of fiscal 2018.

1.11	Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12	Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; deferred royalty liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; recoverability of receivables; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

In the acquisition of AIM in March 2017, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements.

1.13	Changes in Accounting Policies including Initial Adoption

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f) of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018.

1.14	Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-	cash as financial assets at fair value through profit or loss (“FVTPL”),
-	marketable securities as held for trading financial assets at FVTPL,
-	long term investments as available-for-sale (“AFS”) financial assets,
-	receivables as loans and receivables, and
-	accounts payable and accrued liabilities, flow through premium liability and deferred royalty liability as other financial liabilities.

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and flow through premium liability approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. The fair value of deferred royalty liability approximate its carrying value as it is at estimated market interest rates using Level 2 inputs.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at March 31, 2018, the Company had a working capital of $4.7 million (December 31, 2017 – $4.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2018.

The following schedule provides the contractual obligations related to the deferred royalty payments for the Fondaway Canyon project as at March 31, 2018:

Payments due by Period
(US$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$ 390	$ 35	$ 105	$ 105	$ 145

Total	$ 390	$ 35	$ 105	$ 105	$ 145

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)             Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

	Stated in U.S. Dollars
($000s)	(Held in Canadian Dollars)
	March 31,	December 31,
	2018	2017

Cash	$ 3,395	$ 4,118
Marketable securities	977	787
Receivables	93	100
Accounts payable and accrued liabilities	(67)	(104)
Flow through premium liability	(52)	(54)

Net financial assets (liabilities)	$ 4,346	$ 4,847

Based upon the above net exposure as at March 31, 2018 and assuming all other variables remain constant, a 10% (December 31, 2017 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $435,000 (December 31, 2017 - $727,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)            Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investment in the shares of AzMet.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at March 31, 2018 and assuming all other variables remain constant, a net increase or decrease of 35% (December 31, 2017 - 60%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $342,000 (December 31, 2017 - $472,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase. The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares. The normal course issuer bid terminated on February 7, 2018.

1.15	Other MD&A Requirements

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

1.15.1	Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 and audited consolidated financial statements for the years ended December 31, 2017 and 2016.

1.15.2	Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the three months ended March 31, 2018 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2017	218,779,144	$ 66,328
Issued:
Common share buy-back under normal course issuer bid	(86,000)	(5)
Balance at March 31, 2018	218,693,144	$ 66,323

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid is complete. The actual number of common shares purchased under the bid and the timing of any such purchases will be at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company will pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share and which were all cancelled in February 2018.

At May 9, 2018, there were 218,693,144 common shares issued and outstanding.

At March 31, 2018, the Company had outstanding stock options to purchase an aggregate 19,357,500 common shares as follows:

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

	March 31, 2018
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	19,357,500	$0.08
Granted	-	-
Outstanding balance, end of period	19,357,500	$0.08

Exercise price range (CAD$)	$0.06 - $0.10

At May 9, 2018, stock options for 19,357,500 common shares remain outstanding of which 15,320,000 stock options are exercisable.

At March 31, 2018, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2017	Issued	Exercised	Expired	March 31, 2018

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	-	8,450,000

$0.15	September 18, 2018 (1)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (1), (2)	661,718	-	-	-	661,718

$0.15	October 3, 2018 (1)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (1), (3)	60,725	-	-	-	60,725

$0.08	September 21, 2018	5,332,776	-	-	-	5,332,776

$0.08	September 21, 2018 (4)	536,511	-	-	-	536,511

$0.12	March 3, 2019	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	250,000	-	-	-	250,000

		36,204,889	-	-	-	36,204,889

(1)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

(3)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)	On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018.

At May 9, 2018, warrants for 36,204,889 common shares remain outstanding.

1.16	Outlook

The Company will continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2018 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and mineral property interests will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that funds required for development can be obtained on a timely basis. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions. There can be no guarantee that such concessions will be granted.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral property interests.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs. The development of the Company’s mineral property interests may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing. There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt and equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s Fondaway Canyon project which was the subject of a NI 43-101 report dated April 3, 2017 and New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited. Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work. There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects. The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations. The refractory nature of gold mineralization at New Polaris and Fondaway projects may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s mineral property interests can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral property interests.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to any of the Company’s mining concessions may come under dispute. While the Company has diligently investigated title considerations to its mineral property interests, in certain circumstances, the Company has only relied upon representations of property partners and government agencies. There is no guarantee of title to any of the Company’s property interests. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects. In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its mineral property interests, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks. These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties may be located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral property interests.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts. Certain of the Company’s property and related contracts may be denominated in U.S. dollars. The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada. Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties may have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At March 31, 2018, the Company had 218,693,144 common shares, and 19,357,500 outstanding share purchase options and 36,204,889 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At March 31, 2018, securities that could be dilutive represented approximately 25.4% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the March 29, 2018 closing market price of CAD$0.07 for the Company’s shares, which accordingly could result in dilution to existing shareholders.

1.18	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on its evaluation, management has concluded that disclosure controls and procedures and internal controls over financial reporting were effective as at March 31, 2018, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the unaudited condensed consolidated interim financial statements. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2018

(expressed in United States dollars)

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.

Management concluded that the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 fairly present the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO and CFO completed their evaluation.

Canarc Resource Corp.	Page 29